VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., MailStop 6010
Washington, D.C., 20549

July 5, 2011

Re:	Sanofi

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed on March 1, 2011

File No. 001-31368

Dear Mr. Rosenberg,

This is a follow up to your letter dated June 28, 2011 addressed to Mr. Christopher Viehbacher, Chief Executive Officer of Sanofi.

This letter is to confirm that Sanofi is in the process of gathering information responsive to the Staff’s aforementioned comment letter and intends to respond to the comment letter by August 5, 2011.

Please do not hesitate to contact Mr. John Felitti at 011 +33 1 53 77 48 96 if you have any questions.

Very truly yours,

/s/ Laurent Gilhodes
Laurent Gilhodes
Vice President, Group Accounting & Asset Valuation

Cc:	Jérôme Contamine, Executive Vice President, Chief Financial Officer

John Felitti, Associate Vice-President, Corporate Law, Finance & Securities Law

174, avenue de France, 75635 Paris Cedex 13, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 174, avenue de France, 75013 Paris, France - S.A. au capital de 2 621 995 570 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844